Sesen Bio Reiterates Confidence that Pending Merger with Carisma is in Best Interests of Stockholders Company Calls Out Misrepresentations from Investor Group CAMBRIDGE, Mass. – January 26, 2023 – Sesen Bio, Inc. (Nasdaq: SESN) today issued the following statement reiterating the Company’s confidence in, and commitment to, the pending merger with Carisma Therapeutics Inc. (Carisma) in response to the release issued yesterday by Bradley Radoff and Michael Torok and their affiliates (collectively, the “Investor Group”): Our attempts to engage with the Investor Group have been driven by our belief that an amicable resolution and successful transaction are in the best interest of our stockholders. Despite the fact that Mr. Radoff built his current position after the merger was announced, and the continued efforts by the Investor Group to disrupt the process to the detriment of our long-term stockholders, we still sought to negotiate with them with the hopes of achieving the best outcome for our stockholders. In contrast, we believe the Investor Group continues to be opportunistic and single-minded, disseminating misleading information about discussions with Sesen Bio and its advisors, and appears willing to sacrifice direct and immediate cash value and the potential upside of ownership in the combined company to secure a short-term payout. It’s important for all Sesen Bio stockholders to know the facts: False Claims from Investor Group Facts The Investor Group claims to represent stockholders’ interests. We believe the Investor Group are opportunists who are advancing their own agenda. Mr. Radoff built his current position after the transaction with Carisma was announced. Since that time, the Investor Group has continued to spread misinformation, including by advocating for an unfeasible distribution scenario with inaccurate assumptions that would leave considerable stockholder value on the table and introduce significant uncertainty and risk for Sesen Bio and its stockholders. We believe the Investor Group’s stake in Sesen Bio is simply an arbitrage opportunity for them – motivated by financial speculation. The Investor Group has failed to articulate a plan for the Company beyond rejecting the merger and “reconstituting” the Board. Further, we have repeatedly offered the Investor Group the opportunity to meet with Carisma’s management team to learn more about Carisma’s pipeline and growth prospects, which they have consistently declined. Filed by Sesen Bio, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 Subject Company: Sesen Bio, Inc. Commission File No.: 001-36296

The Investor Group claims that there is an alternate path beyond liquidation. They are wrong. Without the pending merger with Carisma, the most likely and feasible path for Sesen Bio would be a court-managed dissolution of the potentially de-listed Company and a liquidation of assets. The Investor Group is ignoring the reality of a court- managed dissolution and liquidation and the significant time, expense and uncertainty it would mean for both Sesen Bio and its stockholders. As we have repeatedly noted, only approximately 60%-90%1 of Sesen Bio’s cash balance, or approximately $0.40-$0.60 per share2, would be available for an initial distribution which may not be available for six months or more after an additional stockholder vote. The full process could take up to three years in the Delaware court system to fully settle Sesen Bio’s potential future and unknown liabilities. The Investor Group claims that the increased special cash dividend is insufficient. In response to feedback from Sesen Bio stockholders, Sesen Bio and Carisma amended the merger agreement to increase the expected special cash dividend by more than 180%. Stockholders now stand to receive approximately $70 million at closing, or approximately $0.34 per share3, an increase from the previously stated special cash dividend of up to $25 million. We increased the cash dividend three times as part of our negotiations, offering $40 million, then $65 million until we landed on the $70 million. 1 Based on precedent liquidation processes and company projections of potential liabilities and operating expenses. 2 Assumes stockholder approval of liquidation in 2Q 2023 and a cash balance of approximately $140 million. 3 Based on basic outstanding shares including unvested RSUs.

The Investor Group claims to be surprised and offended at our offer to discuss an advisory role and reimbursement of their legal fees. Both offers were made in response to their requests as part of our efforts to negotiate in good faith: - In written and verbal correspondence, the Investor Group expressed interest in an advisory role so that their perspectives could be heard. In an effort to come to a resolution where they could share their perspectives directly with management, Sesen Bio offered to discuss an advisor role for the two principals of the Investor Group as additional CEO advisors. - The Investor Group repeatedly asked for reimbursement of fees, including in an email request sent on December 23. To be responsive to these requests, Sesen Bio offered to discuss reimbursement of Mr. Radoff’s and Mr. Torok’s legal fees and expenses as part of a settlement agreement, as is customary and standard in such agreements. The Investor Group has no fiduciary responsibility to other stockholders, and appears to be acting to advance its own interests to the detriment of the Company and its owners. While the Investor Group continues to distort the facts, the Sesen Bio Board will continue to act in the best interests of all Sesen Bio stockholders. The Board remains fully committed to the pending merger with Carisma, which maximizes value for all stockholders. Sesen Bio’s definitive proxy statement / prospectus and other materials regarding the pending merger can be found at www.SesenBioandCarisma.com. Sesen Bio stockholders who need assistance voting or have questions regarding the Sesen Bio special meeting may contact Sesen Bio’s proxy solicitor, MacKenzie Partners, toll-free at 1-800-322-2885 or email at proxy@mackenziepartners.com. SVB Securities is acting as exclusive financial advisor to Sesen Bio for the transaction and Hogan Lovells US LLP is serving as its legal counsel. About Sesen Bio Sesen Bio, Inc. is a late-stage clinical company focused on targeted fusion protein therapeutics for the treatment of patients with cancer. Sesen Bio’s most advanced product candidate, Vicineum™, also known as VB4-845, is a locally-administered targeted fusion protein composed of an anti-epithelial cell adhesion molecule antibody fragment tethered to a truncated form of Pseudomonas exotoxin A for the treatment of non-muscle invasive bladder cancer. On July 15, 2022, Sesen Bio made the strategic decision to voluntarily pause further development of Vicineum in the US. The decision was based on a thorough reassessment of Vicineum, which included the incremental development timeline and associated costs for an additional Phase 3 clinical trial, following Sesen Bio’s discussions with the United States Food and Drug Administration. Sesen Bio has turned its primary focus to assessing potential strategic alternatives with the goal of maximizing stockholder value. Additionally, Sesen Bio is seeking a partner for the further development of Vicineum. For more information, please visit the Company’s website at www.sesenbio.com. Cautionary Note on Forward-Looking Statements Any statements in this press release about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction, the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions to be made to Sesen Bio stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward- looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this press release represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward- looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof. Important Additional Information In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the registration statement) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (proxy statement/prospectus). The definitive proxy statement/prospectus was first mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com. No Offer or Solicitation This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above. Investors: Erin Clark, Vice President, Corporate Strategy & Investor Relations ir@sesenbio.com